Exhibit 99.1

18 June 2010	For more information, contact:
Sean O’Sullivan – VP Investor and
Media Relations, +61 2 8274 5239
or +61 412 139 711
James Hardie completes transformation to Irish
Societas Europaea company
James Hardie Industries SE (James Hardie) announced today that on 17 June 2010 (US time) it finalised its transformation to an Irish Societas Europaea company (SE) as part of the second and final stage of its previously announced proposal to transform James Hardie into an SE (Stage 1), and move its corporate domicile from The Netherlands to Ireland (Stage 2).
James Hardie shareholders approved Stage 2 of the Proposal on 2 June 2010, with 99.59% of votes cast at an Extraordinary General Meeting being in favour. Stage 1 of the proposal was approved by shareholders in August 2009, with 99.3% of votes cast being in favour.
As a result of the transformation to an Irish SE company:
▪	the company now has a single Board of Directors, consisting of chairman, Michael Hammes; deputy chairman, Donald McGauchie; non-executive directors, Brian Anderson, David Dilger, David Harrison, James Osborne and Rudy van der Meer; and executive director, Louis Gries, the company’s chief executive officer. With the abolition of the Managing Board, executives Russell Chenu and Robert Cox have ceased to be directors of James Hardie;

▪	the company has adopted the Articles of Association referred to in the Explanatory Memorandum issued in conjunction with Stage 2 of the Proposal and filed with the ASX today. The Articles of Association are also available on the company’s website (www.jameshardie.com, select James Hardie Investor Relations); and

▪	the registered office of James Hardie is now Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland; Telephone: +353 1 411 6924; Facsimile: +353 1 479 1128.
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations
Telephone:      +61 2 8274 5246
Email:     media@jameshardie.com.au
James Hardie Industries SE, ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

Disclaimer: Forward looking statements
This statement, and other statements that James Hardie Industries SE (James Hardie) may make, including statements about the benefit of James Hardie’s re-domicile to Ireland as an Irish SE (the Proposal) may contain forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbour Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
▪	statements about the company’s future performance;

▪	projections of the company’s results of operations or financial condition;

▪	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

▪	expectations that the company’s credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

▪	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning indemnification obligations; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements.
These factors, some of which are discussed under “Risk Factors” in James Hardie’s registration statement (described below under the heading “Additional information and where to find it) include, but are not limited to:
▪	all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries;

▪	required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability;

▪	compliance with and changes in tax laws and treatments;

▪	competition and product pricing in the markets in which the company operates;

▪	the consequences of product failures or defects;

▪	exposure to environmental, asbestos or other legal proceedings; general economic and market conditions;

▪	the supply and cost of raw materials; the success of research and development efforts;

▪	reliance on a small number of customers;

▪	a customer’s inability to pay;

▪	compliance with and changes in environmental and health and safety laws;

▪	risks of conducting business internationally;

▪	the company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company;

▪	compliance with and changes in laws and regulations;

▪	currency exchange risks;

▪	the concentration of the company’s customer base on large format retail customers, distributors and dealers;

▪	the effect of natural disasters;

▪	changes in the company’s key management personnel;

▪	inherent limitations on internal controls;

▪	use of accounting estimates; and

▪	all other risks identified in the company’s reports filed with Australian, Dutch, Irish and US securities agencies and exchanges (as appropriate).
The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.